

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 28, 2010

Leonid Pushkantser
1 Bridge Plaza
Second Floor, Suite 275
Fort Lee, NJ 07024

> **Re: BAETA Corp.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed January 14, 2010**
> **File No. 333-154243**

Dear Mr. Pushkantser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Director and Officer Compensation page 42

1. Please update the disclosures required by Item 402 of Regulation S-K to include your last-completed fiscal year—the fiscal year ended December 31, 2009. Ensure that such disclosure includes all compensation paid to or earned by your named executive officers, such as the stock issuance to your CEO described on page 85.

Security Ownership . . ., page 49

2.   We note your response to prior comment 3:

- Your disclosure in note 8 on page 50 and on page 3 of Exhibit 10.19 indicates that the options granted to Mr. Smith vest annually in four equal installments. However, the first page of Exhibit 10.19 indicates that such options vest in five equal installments. Please reconcile; and

- The first page of Exhibit 10.19 indicates that Mr. Smith was awarded an "incentive stock option." Page 3 of Exhibit 10.19 indicates that Mr. Smith was awarded a "non-qualified stock option." Please reconcile.

Software Development Agreement with Extranome, Inc., page 67

3.   We note your revisions in response to prior comment 1. Please reconcile your disclosures here and page 57 that Extranome "had received" 60,000 shares and $15,000 cash as of December 31, 2008, with your disclosure in the table on page 68 regarding the amount of consideration received by Extranome as of December 31, 2008. It appears from that table that Extranome had received only 30,000 shares as of December 31, 2008.

4.   We note your revisions in response to prior comment 10. However, the dates of issuances mentioned in the paragraphs under this caption are inconsistent with the "payment dates" included in the table on page 68. Please reconcile. Also, please update the table on page 68 to include payments by you to Extranome subsequent to September 29, 2009.

Exhibit 16.1 (as filed with S-1/A filed on September 29, 2009)

5.   Please provide us with an update on your discussions with your former accountant regarding the letter to be provided under Exhibit 16.1. Please tell us when you will file a letter as an exhibit to the registration statement that meets the requirements of Item 304(a)(3) of Regulation S-X.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm